Exhibit 99.1

Ad hoc Release

Publication of inside information pursuant to Article 17 MAR

CEO seeks early retirement from the Management Board

Leverkusen, November 10, 2021 - Prof. Hermann Lübbert, CEO of Biofrontera AG (ISIN: DE0006046113), has informed the Supervisory Board today that he intends to leave the Management Board of Biofrontera AG prematurely.

Prof. Lübbert had been appointed as a member and the Chief Executive of the company’s Management Board until December 31, 2022. A service agreement with a corresponding term exists between Biofrontera AG and Prof. Lübbert. Prof. Lübbert may terminate this service agreement with six months’ notice, provided that he simultaneously resigns from his position as a member of the Management Board and CEO, effective on the date of the termination of the agreement. Prof. Lübbert today made use of the termination and resignation option and asked the Supervisory Board to release him from his duties at Biofrontera AG and the German subsidiaries as soon as feasible. Without a mutually agreed earlier resignation date, Prof. Lübbert would resign from the Management Board by the end of May 2022.

Prof. Lübbert has also confirmed that he will continue to remain available to the Biofrontera Group, particularly through his obligations as Executive Chairman of Biofrontera Inc.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact:

Biofrontera AG

Tel: +49 (0214) 87 63 2 0, Fax: +49 (0214) 87 63 290

Email: ir@biofrontera.com

Forward-Looking Statements: Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering.

These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the annual report on Form 20-F filed with the SEC, including Item 3.D. “Key Information - Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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